SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)*

Hirsch International Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550 10 0

(CUSIP Number)

Paul Gallagher

c/o Hirsch International Corp.

50 Engineers Road

Hauppauge, NY 11788

(631) 436-7100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Gallagher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000 shares of new Common Stock(1) (9,483,469 Class A and Class B Shares)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000 shares of new Common Stock(1) (9,483,469 Class A and Class B Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares of new Common Stock(1) (9,483,469 Class A and Class B Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON* IN

(1)            This amount includes 1,000 shares of new Common Stock (9,483,469 Class A and Class B Shares) directly held by Hirsch Holdings, Inc.  Paul Gallagher is the President and the principal shareholder of Hirsch Holdings, Inc. and consequently, may be deemed to control Hirsch Holdings, Inc. and beneficially own the shares of Common Stock owned by Hirsch Holdings, Inc.

(2)            Based upon 1,000 shares of Common Stock outstanding as of October 29, 2009.

Item 1.    Security and Issuer.

This Amendment No. 8 to Schedule 13D, filed by Mr. Paul Gallagher (the “Reporting Person”), relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hirsch International Corp. (the “Issuer”), a Delaware corporation, and amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 30, 2002, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2003, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on February 4, 2009, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2009, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Person on June 25, 2009, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Person on June 30, 2009, Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Person on July 2, 2009, and Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Person on September 29, 2009 (the “Schedule 13D”).

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following information:

The Reporting Person financed the acquisition of the Issuer described in Item 4 below) through a combination of subscription proceeds from the issuance of interests in Hirsch Holdings, Inc. (“Holdings”) as described in response to Item 6 below, funds available from the Issuer and funds available under a $4,000,000 revolving credit facility (“Revolving Loan Agreement”) entered into on October 29, 2009 among Holdings,  HIC Acquisition Company, a wholly owned subsidiary of Holdings (“HIC”) and the Issuer, as borrowers and Keltic Financial Partners II, LP, as lender.

The Revolving Loan Agreement (which provides funds for the Issuer’s working capital going forward) is an asset based borrowing agreement.  Substantially all of the Issuer’s assets are pledged as collateral under the terms of the Revolving Loan Agreement (and various pledge and security documents entered into pursuant thereto).  In addition, the  obligations of the borrowers under the Revolving Loan Agreement is also secured by (i) a pledge of the shares in the Issuer now owned by Holdings and (ii) guarantees issued by the Reporting Person and a subsidiary of the Issuer.

The Revolving Loan Agreement is filed with this Amendment No. 8 to Schedule 13D as Exhibit 1 hereto and the discussion in this Item 3 concerning the Revolving Loan Agreement is qualified in its entirety by reference to the full text thereof.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by the addition of the following information:

On October 29, 2009, the Merger between the Company and HIC was effected (the “Effective Time”) upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”) with the Company continuing as the surviving corporation.  As of the Effective Time, each share of Class A Common Stock and Class B Common Stock of the Company other than the shares held by Holdings, HIC and the Reporting Person , were cancelled and converted into the right to receive $0.31 in cash, without interest.

As of the Effective Time the directors of HIC became the directors of the surviving corporation, while the officers of the Company immediately prior to the Effective Time became the officers of the surviving corporation.

Immediately prior to the Effective Time, the Reporting Person contributed his shares of the Issuer to Holdings in exchange for a majority of the shares of Common Stock of Holdings and the shares of the Issuer then held by Holdings were cancelled in return for the issuance of 1,000 shares of new common stock of the Issuer (which such shares, have now been pledged to Keltic).

The Issuer has filed a Form 15 to deregister its Class A Common Stock from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Issuer has requested the Nasdaq Stock Market to file a Form 25 deregistering the Class A Common Stock from registration under Section 12(b) of the 1934 Act.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by the addition of the following information:

(a)           The Reporting Person indirectly beneficially owns 1,000 shares of new Common Stock, as the President and principal shareholder of Hirsch Holdings, Inc., which directly owns 100% of the outstanding 1,000 shares of new Common Stock of the Issuer.

(b)           The Reporting Person, as the principal shareholder of Holdings, shares with Holdings the  power to vote or direct the vote of, and dispose or direct the disposition of all of the Common Stock of the Issuer held of record by Holdings.

(c)           On October 29, 2009, the Merger was effected and the Reporting Person contributed, immediately prior to the Effective Time, all of the outstanding shares of the Company’s Common Stock owned by the Reporting Person (697,899 shares of Class A Common Stock) to Holdings, Inc. and Holdings acquired beneficial ownership of 100% of the presently outstanding shares of the Company’s Common Stock, through the Merger described in response to Item 4 above.  Shareholders of the Company whose shares of Common Stock were acquired by Hirsch  in connection with the Merger, became as of the Effective Time entitled to receive $0.31 per share of Common Stock in cash (without interest), as described in the proxy statement mailed to shareholders of the Company on September 23, 2009.

The Reporting Person is the President and the principal shareholder of Holdings.  Consequently, he may be deemed to control Hirsch and beneficially own the shares of Common Stock directly owned by

Hirsch.  As a result, the Reporting Person may be deemed to share dispositive and voting control over the shares of Common Stock directly owned by Hirsh Holdings, Inc.

(d)           No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Holdings or the Reporting Person.

(e)           Not applicable.

Item 6.    Materials to be Filed as Exhibits.

Item 6 is hereby amended by the addition of the following information:

On October 29, 2009, in connection with the consummation of the Merger, Holdings entered into  Subscription Agreements certain investors in Holdings  pursuant to which such investors contributed $700,000 to the capital of Holdings, in return for certain shares of Holdings.

On October 29, 2009, in connection with the consummation of the Merger, Holdings entered into a Stockholders Agreement with the Reporting Person and the other investors in Holdings, which provides for the governance and certain restrictions on the transfer and issuance of shares of capital stock of Holdings after the Merger (the “Stockholders Agreement”).

The form of the Subscription Agreement and the Stockholders Agreement are filed with this Amendment No. 8 to Schedule 13D as Exhibits 2  and 3 hereto and the discussion in this Item 6 concerning the Subscription Agreements and the Stockholders Agreement, is qualified in its entirety by reference to the full text of the Subscription Agreement and the Stockholders Agreement, respectively.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1:                Revolving Loan Agreement dated October 29, 2009 by and among Hirsch Holdings, Inc., HIC Acquisition Company and Hirsch International Corp. and Keltic Financial Partners II, LP.

Exhibit 2:                Form of Subscription Agreement.

Exhibit 3:                Form of Stockholders Agreement of Hirsch Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 11, 2009

/s/ Paul Gallagher
Paul Gallagher

EXHIBIT INDEX

Exhibit No.	Description

1	Revolving Loan Agreement dated October 29, 2009 by and among Hirsch Holdings, Inc., HIC Acquisition Company and Hirsch International Corp. and Keltic Financial Partners II, LP.

2	Form of Subscription Agreement

3	Form of Stockholders Agreement of Hirsch Holdings, Inc.